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                                                                    EXHIBIT 28.2
                                     [LOGO]

       700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307

March 25, 1994

DEAR SHAREHOLDER:

    You are cordially invited to attend the 1994 Annual Shareholders Meeting which will be held at 10:30 A.M., local time, May 5, 1994, at the Midway Motor Hotel (2 blocks east of Lambeau Field -- Home of the Green Bay Packers), 780 Packer Drive, Green Bay, Wisconsin. Whether or not you plan to attend, we would greatly appreciate your giving prompt attention to the enclosed proxy materials. At the meeting, holders of Company common stock will be asked to consider and vote upon the following proposal in addition to electing members of the Board of Directors and transacting such other business as may come before the meeting or any adjournment thereof -- a proposal to approve an Agreement and Plan of Share Exchange (the "Plan"), pursuant to which the Company would reorganize into a holding company structure. This proposal is summarized in this brochure and described in detail in the accompanying Prospectus/Proxy Statement.

    Under the proposed corporate restructuring, which has been unanimously approved by the Board of Directors, the Company will become a subsidiary of WPS Resources Corporation ("WPS Resources"), a new holding company incorporated in Wisconsin. If the Plan is approved and the corporate restructuring becomes effective, the outstanding Company common stock will be exchanged, on a share-for-share basis, for common stock of WPS Resources. Holders of shares of Company common stock outstanding at the time the corporate restructuring is consummated will accordingly become the shareholders of WPS Resources. Shares of the Company's preferred stock will not be exchanged in the proposed corporate restructuring and will remain outstanding securities of the Company without any changes in the powers and relative rights of such shares.

    THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE APPROVAL OF THE PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMPANY COMMON STOCK VOTE FOR APPROVAL OF THE PLAN.

    WHEN THE HOLDING COMPANY STRUCTURE BECOMES EFFECTIVE, IT WILL NOT BE NECESSARY FOR HOLDERS OF SHARES OF COMPANY COMMON STOCK TO TURN IN THEIR CERTIFICATES FOR CERTIFICATES OF WPS RESOURCES. STOCK CERTIFICATES FORMERLY REPRESENTING SHARES OF COMPANY COMMON STOCK WILL AUTOMATICALLY BE DEEMED TO REPRESENT WPS RESOURCES COMMON STOCK FOR ALL CORPORATE PURPOSES.

    Following the corporate restructuring, the business of the Company will continue under WPS Resources substantially as it is presently conducted, with the same assets, capitalization and management. The current directors of the Company also presently serve as directors of WPS Resources and are expected to continue to serve as directors of WPS Resources when the Plan is approved and the corporate restructuring is consummated.

    A number of companies with both utility and non-utility operations, as well as other large corporations, have recently adopted holding company structures. The Board of Directors and management of the Company believe that the corporate restructuring will provide the Holding Company with improved ability to compete more effectively in the changing environment facing utilities.

    The formal Notice of Annual Meeting of Shareholders and Prospectus/Proxy Statement provide additional information concerning matters to be considered. At the meeting we will report on the Company's progress, plans and prospects, and respond to your questions and comments.

    We hope for a large attendance either in person or by proxy. Whether you own many shares or only a few, your presence or your proxy is important in making up the total number of shares necessary to transact business at the meeting.

    If you are unable to attend, we would appreciate YOUR FILLING IN, SIGNING AND PROMPTLY MAILING THE ENCLOSED PROXY IN THE POSTAGE PAID ENVELOPE PROVIDED.

                                          Sincerely,
                                          Daniel A. Bollom
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
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                   FACTS ABOUT THE PROPOSED HOLDING COMPANY:
                           WPS RESOURCES CORPORATION

1. WHY IS WISCONSIN PUBLIC SERVICE CORPORATION PROPOSING TO FORM A PARENT HOLDING COMPANY?

    The principal reasons for the proposed corporate restructuring are to create a structure which can more effectively address the growing competition in the energy industry, facilitate selective diversification into non-utility businesses which are related to the utility business of Wisconsin Public Service Corporation or energy conservation or energy resources or which otherwise benefit the service territory of Wisconsin Public Service Corporation, afford separation between utility and non-utility businesses, and provide additional flexibility for financing and for maintaining appropriate utility capital ratios. For the foregoing reasons, the Board of Directors of Wisconsin Public Service Corporation believes that the formation of a Holding Company System will be beneficial to Wisconsin Public Service Corporation and its shareholders.

2.  WHAT WILL THE NEW COMPANY STRUCTURE LOOK LIKE?

    Upon completion of the proposed restructuring, WPS Resources Corporation will become the parent company of Wisconsin Public Service Corporation and two nonutility subsidiaries: WPS Communications, Inc. and Packerland Energy Services, Inc.

    Wisconsin Public Service Corporation will remain a public utility and its assets will initially constitute nearly all of the assets of the holding company group.

                              WPS Resources Corporation
     Packerland Energy            Wisconsin Public            WPS Communications,
      Services, Inc.             Service Corporation                 Inc.

    WPS Communications, Inc. ("Communications") was a partner in the NorLight fiber optics telecommunications partnership ("NorLight"), the assets of which were sold in 1991. It is anticipated that Communications will be dissolved after December 1994 when certain matters related to the sale of the NorLight assets will be completed. Packerland Energy Services, Inc. ("Packerland") will provide energy supply consulting and natural gas supply/ transportation procurement services for commercial and industrial customers.

3.  WILL SHAREHOLDERS HAVE TO EXCHANGE THEIR COMMON STOCK CERTIFICATES?

    As part of the restructuring, Wisconsin Public Service Corporation Common Stock will automatically become WPS Resources Corporation Common Stock on a share-for-share basis. IT WILL NOT BE NECESSARY IN THE RESTRUCTURING FOR HOLDERS OF COMMON STOCK OF WISCONSIN PUBLIC SERVICE CORPORATION TO EXCHANGE THEIR STOCK CERTIFICATES.

4.  WHO MUST APPROVE THE RESTRUCTURING?

    The restructuring requires the approval of the Public Service Commission of Wisconsin ("PSCW"), the Securities and Exchange Commission ("SEC"), the Federal Energy Regulatory Commission ("FERC") and the Nuclear Regulatory Commission ("NRC"). Applications have been filed with the PSCW, the SEC under the Public Utility Holding Company Act, the FERC and with the NRC. Their decisions are pending.
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    Holders of Wisconsin Public  Service Corporation Common  Stock will vote  on the restructuring at the annual meeting of shareholders on May 5, 1994. Approval will require a favorable vote of two-thirds of the outstanding shares of Wisconsin Public Service Corporation Common Stock.

5.  WHAT WILL BE THE EFFECTIVE DATE OF THE RESTRUCTURING?

    If the shareholders approve the restructuring, it is anticipated that it will become effective on or about October 1, 1994.

6. WHAT FEDERAL TAX CONSEQUENCES WILL THE RESTRUCTURING HAVE ON HOLDERS OF WISCONSIN PUBLIC SERVICE CORPORATION COMMON STOCK?

    Wisconsin Public Service Corporation has received an opinion from its counsel, Foley & Lardner, Milwaukee, Wisconsin, regarding Federal income tax consequences of the restructuring, I.E., that (i) no gain or loss will be recognized by holders of shares of Wisconsin Public Service Corporation Common Stock as a result of the exchange for shares of WPS Resources Corporation Common Stock; (ii) the cost basis of WPS Resources Corporation shares will be the same as the cost basis of Wisconsin Public Service Corporation shares; and (iii) the holding period of WPS Resources Corporation shares will be the same as the holding period of Wisconsin Public Service Corporation shares if the Wisconsin Public Service Corporation shares are held as capital assets at the date of the restructuring.

7.  WHERE WILL THE STOCK BE TRADED AND WHAT IS THE TICKER SYMBOL?

    WPS Resources Corporation Common Stock is expected to be traded on the New York Stock Exchange and the Chicago Stock Exchange under ticker symbol "WPS" which is the same as the current symbol for Wisconsin Public Service Corporation.

8.  HOW WILL DIVIDENDS BE AFFECTED?

    It is expected that quarterly dividends on WPS Resources Corporation Common Stock will commence after the restructuring at a rate at least equal to the rate most recently paid on Wisconsin Public Service Corporation Common Stock. Dividends on WPS Resources Corporation Common Stock will depend upon earnings, financial conditions and other factors.

9.  WILL THE RESTRUCTURING AFFECT THE PREFERRED STOCK AND DEBT SECURITIES?

    The Preferred Stock and debt securities of Wisconsin Public Service Corporation will not be changed in the restructuring. They will remain as Preferred Stock or debt securities of Wisconsin Public Service Corporation.

10.  HOW WILL THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN BE AFFECTED?

    Wisconsin Public Service Corporation's Automatic Dividend Reinvestment and Stock Purchase Plan will be assumed by WPS Resources Corporation. The participants in the Wisconsin Public Service Corporation plan will automatically become participants in the corresponding WPS Resources Corporation plan.

11.  WHO WILL MANAGE THE HOLDING COMPANY AFTER THE RESTRUCTURING?

    The principal executive  officers and  the Board of  Directors of  Wisconsin
Public Service Corporation are also the principal executive officers and the Board of Directors of WPS Resources Corporation. However, the day-to-day management of any new nonutility businesses will be carried out by persons hired for their experience and expertise. Those persons will not be involved in utility operations.
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12.  WILL THERE BE A LIMIT TO THE INVESTMENT IN NONUTILITY BUSINESSES BY THE
     PROPOSED HOLDING COMPANY?

    The legislation allowing Wisconsin utilities to diversify into nonutility businesses under a holding company structure generally limits the amount of nonutility business assets to an ultimate maximum of 25 percent of the assets of the public utilities in the holding company system. The principal business of the holding company system will continue to be providing safe and reliable electric and gas service to utility customers.

13. WILL THE RIGHTS OF HOLDERS OF COMMON STOCK OF WPS RESOURCES CORPORATION BE THE SAME AS THE RIGHTS OF HOLDERS OF COMMON STOCK OF WISCONSIN PUBLIC SERVICE CORPORATION?

    The rights of holders of Common Stock of WPS Resources Corporation will generally be the same as the rights of holders of Common Stock of Wisconsin Public Service Corporation. The affairs of WPS Resources Corporation will be governed by Restated Articles of Incorporation and By-laws that are substantially identical to those of Wisconsin Public Service Corporation except that the WPS Resources Corporation Restated Articles of Incorporation will authorize the issuance of a greater number of shares of common stock, will not authorize the issuance of WPS Resources Corporation preferred stock, and may with certain exceptions be amended by the affirmative vote of a majority of the votes cast by holders of WPS Resources Corporation Common Stock at a meeting at which a quorum exists, whereas amendment of the Articles of Incorporation of Wisconsin Public Service Corporation requires the affirmative vote of the holders of two-thirds of its outstanding common stock and in some cases the approval of holders of its preferred stock.
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                              APPENDIX

     Set forth on page 2 of Exhibit 28.2 is a graphic consisting of a box chart showing the proposed corporate structure with Packerland Energy Services, Inc., Wisconsin Public Service Corporation and WPS Communications, Inc., as subsidiaries of WPS Resources Corporation.